Katherine J. Blair Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4252 E-mail: KBlair@manatt.com

October 5, 2015

VIA EDGAR

Peggy Kim

Senior Counsel

United States Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Del Taco Restaurant Properties I

Preliminary Proxy Statement on Schedule 14A

Filed September 11, 2015

File No. 000-16191

Del Taco Restaurant Properties II

Preliminary Proxy Statement on Schedule 14A

Filed September 11, 2015

File No. 000-16190

Del Taco Restaurant Properties III

Preliminary Proxy Statement on Schedule 14A

Filed September 11, 2015

File No. 000-16851

Del Taco Income Properties IV

Preliminary Proxy Statement on Schedule 14A

Filed September 11, 2015

File No. 033-13437

Dear Ms. Kim:

On behalf of the Del Taco limited partnerships referenced above (each, the “Partnership”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated September 28, 2015 (the “Comment Letter”) concerning the respective above-referenced Preliminary Proxy Statements on Schedule 14A (individually and collectively the “Proxy Statement”). For convenience of reference, the Staff’s comments contained in the Comment Letter are reprinted below in italics, and are followed by the corresponding response.

1.	With a view towards disclosure, please advise as to how Orion Buyer Corp. will finance the Sale Agreement and whether Orion’s financing is assured. If the financing is not assured, then tell us how you will comply with the disclosure requirements of paragraph (c)(1) of Item 14 of Schedule 14A. Refer to Instruction 2(a) of Item 14 of Schedule 14A.

Instruction 2(a) to Item 14 of Schedule 14A states, in relevant part, that in transactions in which the consideration offered to security holders consists wholly of cash, as in the case of the Property Sale,

Peggy Kim

Senior Counsel

United States Securities and Exchange Commission

October 5, 2015

the information required by Item 14(c)(1) of Schedule 14A “need not be provided unless the information is material to an informed voting decision (e.g., the security holders of the target company are voting and financing is not assured).”

The Partnership has been advised by Orion Buying Corp. (“Orion” or the “Buyer”) that, although financing is not a condition to consummation of the Property Sale, it has obtained a letter from a well-known large financial institution setting forth the terms of financing, which are generally typical of commercial financing for the purchase of real estate. As such, the Proxy Statement will be revised to include the following disclosure under the subsection “Purchase Price, Deposits and Expenses” set forth under Proposal No. 1:

In connection with the purchase of the Properties, the Buyer has obtained a letter of financing from a well-known large financial institution for the partial financing of the purchase of the Properties. The letter provides that the financial institution will loan the Buyer approximately 70% of the purchase price for the Properties secured by mortgages or deeds of trust. The financing is subject to various terms and conditions, including: (a) the financial institution’s satisfactory completion of due diligence, including receipt of environmental reports, surveys and appraisals, (b) the absence of a “material adverse effect” as specified in the terms of such letter, (c) the negotiation, execution and delivery of definitive documentation, (d) receipt of a valid and perfected first priority lien and security interest on the Properties, (e) that the leases for the Properties are with Del Taco’s parent company, and (f) final credit committee approval, some of which have already been satisfied, such as approval from the credit committee and approval of the leases. Del Taco and the Buyer believe that remaining conditions of the financing will be satisfied and expect that Orion will, together with its own funds, provide funds sufficient for the Buyer’s purchase of the Properties pursuant to the Sale Agreement.

Furthermore, as currently described in the Preliminary Proxy Statement, the closing of the Property Sale is not conditioned upon the Buyer to obtaining financing and, as evidenced in Section 6.02(E) of the Sale Agreement, Orion has represented to the Partnership that it has adequate funds or financing in place to consummate the Property Sale, and that it understands that the Partnership relied on Orion’s financial capability as a material reason for entering into the transaction with Orion and determining the purchase price. See subsections entitled “Representations and Warranties” and “Conditions Precedent to the Property Sale” set forth under Proposal No. 1. The failure of the Buyer to obtain sufficient financing may result in the failure of the Property Sale to be completed, in which case the Partnership would receive Orion’s earnest money deposits pursuant to the terms of the Sale Agreement. See the subsection entitled “Termination” set forth under Proposal No. 1.

While the Partnership believes that the financing is sufficiently “assured” for purposes of Instruction 2(a) to Item 14 of Schedule 14A, the payment of the earnest money deposits to the Partnership upon the Buyer’s default provides the Partnership with additional protection in the event that Orion breaches the Sale Agreement by failing to provide the agreed upon purchase price. Such earnest money more than covers the Partnership’s costs of the Property Sale incurred to date and expected through the closing (see “Purchase Price, Deposits and Expenses” under Proposal No. 1) and abates the risk that the Sale Agreement may not be consummated for Orion’s lack of financing.

Peggy Kim

Senior Counsel

United States Securities and Exchange Commission

October 5, 2015

Therefore, for the reasons described above, the Partnership respectfully submits that that the financing for the Property Sale is “assured” for purposes of Instruction 2(a) to Item 14 of Schedule 14A and the information required by Item 14(c)(1) of Schedule 14A is not required to be disclosed in the Proxy Statement pursuant to the text of Instruction 2(a) to Item 14 of Schedule 14A.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please see the enclosed written statement from each Company acknowledging the foregoing.

If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned by telephone at (310) 312-4252 or electronically at kblair@manatt.com

Sincerely,

/s/ Katherine J. Blair

Katherine J. Blair

cc:	Rahul Patel, SEC

Jack Tang, General Counsel

Del Taco LLC

25521 Commercentre Drive, Suite 200

Lake Forest, CA 92630

October 5, 2015

VIA EDGAR

Peggy Kim

Senior Counsel

United States Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Del Taco Restaurant Properties I Preliminary Proxy Statement on Schedule 14A Filed September 11, 2015 File No. 000-16191	Del Taco Restaurant Properties II Preliminary Proxy Statement on Schedule 14A Filed September 11, 2015 File No. 000-16190
	Del Taco Restaurant Properties III Preliminary Proxy Statement on Schedule 14A Filed September 11, 2015 File No. 000-16851	Del Taco Income Properties IV Preliminary Proxy Statement on Schedule 14A Filed September 11, 2015 File No. 033-13437

Dear Ms. Kim:

In response to the request of the staff of (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 28, 2015, relating to the above referenced Preliminary Proxy Statements on Schedule 14A, each of the undersigned (each, individually, the “Company”), hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DEL TACO INCOME PROPERTIES IV (a California limited partnership) Del Taco LLC General Partner /s/ Jack Tang Jack Tang General Counsel	DEL TACO RESTAURANT PROPERTIES I (a California limited partnership) Del Taco LLC General Partner /s/ Jack Tang Jack Tang General Counsel
DEL TACO RESTAURANT PROPERTIES II (a California limited partnership) Del Taco LLC General Partner /s/ Jack Tang Jack Tang General Counsel	DEL TACO RESTAURANT PROPERTIES III (a California limited partnership) Del Taco LLC General Partner /s/ Jack Tang Jack Tang General Counsel